UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the period ending March 31, 2005

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
La Défense
92400 Courbevoie
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                            .)

SIGNATURES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K with respect to annual periods has been derived from the audited consolidated financial statements for the year ended December 31, 2004 included in Total S.A.’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 20, 2005. The financial information in this Form 6-K with respect to the first quarter ended March 31, 2005 has been derived from the unaudited interim consolidated financial statements for the first quarter period ended March 31, 2005 which have been the subject of a limited review by the company’s auditors.

Total – consolidated accounts

Starting in the first quarter 2005, results for Total S.A. and its subsidiaries (“Total”, the “Company” or the “Group”), including data for prior periods in 2004, are presented in accordance with International Financial Reporting Standards (“IFRS”).

in millions of euros (except for per share data)	1Q05	1Q04%

Sales	31,739	26,975	+18%

Operating income	6,113	3,709	+65%

Net operating income	3,340	2,187	+53%

Net income*	3,208	2,090	+53%

Earnings per share	5.38	3.41	+58%

Investments	1,784	1,637	+9%

Divestments at selling price	213	182	+17%

Cash flow from operating activities	4,037	4,109	-2%

* Group share.

Number of shares

in millions	1Q05	1Q04%

Fully-diluted weighted-average shares	596.1	612.7	-3%

Market environment

	1Q05	1Q04%

€/$	1.31	1.25	-5%*

Brent ($/b)	47.6	32.0	+49%

European refining margins TRCV ($/t)	31.7	21.6	+47%

* Change in the dollar versus the euro.

Business segment reporting

The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.

Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. Special items affecting operating income and net income include principally restructuring charges, asset impairment charges, gains or losses on sales of assets and other items.

In accordance with International Accounting Standard (IAS) 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-in, First-out) method and other inventories using the weighted-average cost method. However, the Group continues to present the results of its Downstream segment on an as adjusted basis using the replacement cost method and those of its Chemicals segment on an as adjusted basis using the LIFO (Last-in, First-out) method in order to ensure the comparability of the Group’s results with those of its leading competitors, particularly those that are North American. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO methods.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items.

Adjustments to business segment operating income

in millions of euros	1Q05	1Q04

Impact of special items on business segment operating income	—	—

• Restructuring charges	—	—
• Impairments	—	—
• Other	—	—

Difference of FIFO vs. replacement cost	722	248

Total adjustments affecting business segment operating income	722	248

Adjustments to business segment net operating income

in millions of euros	1Q05	1Q04

Impact of special items on business segment net operating income	(83)	(17)

• Gain/(loss) on asset sales	—	—
• Restructuring charges and early retirements plans	(83)	(17)
• Impairments	—	—
• Other	—	—

After-tax difference of FIFO vs. replacement cost	496	161

Total adjustments affecting business segment net operating income	413	144

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2004 in Total’s Annual Report on Form 20-F for the year ended December 31, 2004.

Adjustments to business segment operating income

Adjustments to business segment operating income had a positive impact of 722 M€ in the first quarter 2005 and of 248 M€ in the first quarter 2004, comprising the inventory valuation effect in the Downstream and Chemicals segments. There were no special items affecting business segment operating income in the first quarter 2005 or the first quarter 2004.

Adjustments to business segment net operating income

Adjustments to business segment net operating income had a positive impact of 413 M€ in the first quarter 2005 and of 144 M€ in the first quarter 2004. In the first quarter of 2005 this included a positive impact of 496 M€ from the inventory valuation effect and a negative impact of 83 M€ of special items made up of restructuring charges in the Chemicals segment. In the first quarter 2004, the inventory valuation effect had a positive impact of 161 M€ and special items, also made up of restructuring charges in the Chemicals segment, had a negative impact of 17 M€.

First quarter 2005 Group results

     Operating income

The oil market environment for the first quarter 2005 was marked by sharply higher oil prices and stronger refining margins compared to the first quarter 2004. The average Brent price increased by 49% to 47.6 $/b. The TRCV European refining margin indicator averaged 31.7 $/t, an increase of 47% compared to the first quarter last year.

In addition, petrochemical margins continued to increase, reaching an average level higher than that of the first and fourth quarters in 2004.

The impact of the improvement in the oil market and chemicals environment was slightly offset by the 5% decline in the value of the dollar relative to the euro.

In this context, operating income increased by 65% to 6,113 million euros (M€) in the first quarter 2005 from 3,709 M€ in the first quarter 2004.

Net operating income increased by 53% to 3,340 M€ in the first quarter 2005 from 2,187 M€ in the first quarter 2004. The lower percentage increase, relative to the increase in operating income, is due primarily to a higher effective tax rate in the first quarter 2005.

     Net income

In the first quarter 2005, Total recorded a negative impact of 42 M€ from its interest in Sanofi-Aventis for items that are similar in nature to those that Total records as special items in its own accounts. In addition, equity income from affiliates in the first quarter 2005 included a net negative accounting impact of 82 M€ for Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger.

Net income, which includes an after-tax inventory valuation effect of 496 M€ in the first quarter 2005 and 161 M€ in the first quarter 2004, increased by 53% to 3,208 M€ from 2,090 M€ in the first quarter 2004.

During the first quarter 2005, the Group bought back 4.87 million of its shares for 847 M€. The number of weighted-average shares at March 31, 2005 was 594.9 million compared to 597.7 million at December 31, 2004.

Earnings per share, based on 596.1 million fully-diluted weighted-average shares, increased by 58% to 5.38 euros from 3.41 euros in the first quarter 2004. Earnings per share increased at a higher rate than net income due to the accretive effect of the share buybacks.

     Cash flow

Cash flow from operating activities was 4,037 M€ in the first quarter 2005, a decrease of 2% compared to the first quarter 2004. Investments were 1,784 M€ in the first quarter 2005 compared to 1,637 M€ in the same quarter last year. Divestments in the first quarter 2005 were 213 M€.

Net cash flow1 was 2,466 M€, or approximately 3.2 B$ in the first quarter 2005, compared to 2,654M€ in the first quarter 2004.

The net-debt-to-equity ratio2 was 23.9% at March 31, 2005 compared to 30.7% at December 31, 2004 and 24.1% at March 31, 2004.

[1]	Net cash flow = cash flow from operating activities + total divestitures – total expenditures as per consolidated statement of cash flows.

[2]	Net-debt-to-equity ratio = sum of short-term borrowings and bank overdrafts and long-term debt, net of cash and cash equivalents and short-term investments, divided by the sum of shareholders’ equity, redeemable preferred shares issued by consolidated subsidiaries and minority interest after expected dividends.

Upstream

     Results

in millions of euros	1Q05	1Q04%

Operating income	4,010	2,823	+42%

Adjustments affecting operating income	—	—	—

Adjusted operating income	4,010	2,823	+42%

Net operating income	1,808	1,399	+29%

Adjustments affecting net operating income	—	—	—

Adjusted net operating income	1,808	1,399	+29%

Investments	1,363	1,214	+12%

Divestments at selling price	128	99	+29%

Cash flow from operating activities	2,188	2,332	-6%

Adjusted operating income from the Upstream segment increased by 42% to 4,010 M€ in the first quarter 2005 from 2,823 M€ in the first quarter 2004. The Upstream segment benefited from higher hydrocarbon prices, more so for liquids than for gas, and from an above average ratio of sales to liquids production.

Adjusted net operating income from the Upstream segment rose to 1,808 M€ in the first quarter 2005, an increase of 29%. This increase, which is a smaller percentage increase than for the adjusted operating income, is due mainly to a higher effective tax rate in the first quarter 2005 than in the same quarter last year.

     Production

Hydrocarbon production	1Q05	1Q04%

Combined production (kboe/d)	2,562	2,633	-3%

• Liquids (kb/d)	1,657	1,723	-4%
• Gas (Mcfd)	4,945	4,951	—

Hydrocarbon production was 2,562 thousand barrels per day (kboe/d) in the first quarter 2005 versus 2,633 kboe/d in the first quarter 2004, a decrease of 2.7%. The decrease is due essentially to the negative impact of higher prices in the first quarter 2005 versus the first quarter 2004 on entitlement volumes from production sharing and buy-back contracts (“price effect”). In addition, production shut-downs in the Gulf of Mexico following Hurricane Ivan affected first quarter 2005 volumes. The main facilities restarted production progressively from the end of March 2005.

Excluding these impacts, production increased slightly, with growth from Libya, Indonesia, Angola, Nigeria, Venezuela and Qatar being largely offset by lower production in the North Sea.

     Liquids and gas price realizations

Liquids and gas price*	1Q05	1Q04%

Average liquids price ($/b)	44.1	31.0	+42%

Average gas price ($/Mbtu)	4.40	3.70	+19%

* Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

The average realized price for liquids reflects a smaller increase than for the Brent price primarily because of the wider light-heavy differential in pricing various grades of crude. The increase in the average realized gas price is due notably to higher European gas prices.

     Recent highlights

First quarter 2005 exploration successes included an extension of the Usan discovery in Nigeria (Total-operated, 20%), securing a 49% interest in Block 4 of Plataforma Deltana in Venezuela3, and the acquisition of new exploration acreage, two deep-offshore blocks in Australia and two blocks in Mauritania. More recently, Total added a new exploration block in Cameroon.

The first quarter 2005 highlights also included the start-up of the Grand Angostura field (Total 30%) offshore Trinidad and Tobago and the launching of the development of the Forvie North field (Total 100%) in the UK North Sea.

Following the preemption process related to the sale of the BG stake in the North Caspian permit, Total signed an agreement to sell a 1.85% interest to KazMunaGas, the national oil company of the Republic of Kazakhstan. This sale was completed in the first half of May and Total now holds an 18.5% interest in the permit.

In upstream LNG, significant progress was made on Yemen LNG (Total 42.9%) with the signing of three LNG sales agreements covering almost all of the production capacity and the launching of calls for tenders on the development of the project. On Qatargas II, Total signed an agreement to acquire 16.7% of train 2 in the project and a purchase agreement for up to 5.2 million tons per year of LNG over 25 years.

In midstream LNG, the Hazira LNG regasification terminal (Total 26%) in India started commercial operations in April 2005.

On May 2, 2005, Total announced the launching of the development of the offshore Nigerian Akpo field (Total-operated 24%). First production from Akpo is expected at end-2008 with a plateau rate of 225 kboe/d, consisting of about 80% of condensates.

[3]	Subject to approval by authorities.

Downstream

     Results

in millions of euros	1Q05	1Q04%

Operating income	1,543	736	+110%

Adjustments affecting operating income	652	183	+256%

Adjusted operating income	891	553	+61%

Net operating income	1,128	545	+107%

Adjustments affecting net operating income	450	120	+275%

Adjusted net operating income	678	425	+60%

Investments	217	240	-10%

Divestments at selling price	45	43	+5%

Cash flow from operating activities	1,689	1,724	-2%

Adjusted operating income from the Downstream segment increased by 61% to 891 M€ in the first quarter 2005 from 553 M€ in the first quarter 2004.

The Downstream segment benefited from a favorable refining environment. Relative to the first quarter of last year, refining margins were driven sharply higher in early 2005 by a combination of strong product demand, for distillates in Europe and for gasoline in the US, plus the wider light-heavy crude price differential. The favorable impact of this trend was not fully reflected by the 47% increase in the TRCV margin indicator.

Downstream results also benefited from the improved operational performance of the refineries and from the positive effects of productivity programs.

Adjusted net operating income from the Downstream segment increased by 60% to 678 M€ in the first quarter 2005 from 425 M€ in the first quarter 2004.

     Refinery throughput

Refinery throughput (kb/d)	1Q05	1Q04%

Total refinery throughput*	2,626	2,493	+5%

• France	1,049	1,034	+1%
• Rest of Europe*	1,252	1,181	+6%
• Rest of world	325	278	+17%

* Includes equity share in Cepsa.

As a result of the strong operational performance of the refineries, throughput (crude and cracker feedstocks) reached a new record level of 2,626 kb/d in the first quarter 2005. The refining utilization rate based on crude input rose to 95% from 92% in the first quarter 2004. A period of major turnarounds began at the end of the first quarter 2005 that will involve Grandpuits and Milford Haven refineries as well as partial turnarounds for the Normandy and Antwerp refineries.

     Recent highlights

Total reached an agreement with the Chinese authorities to form a joint venture with Sinochem for the creation of a network of 200 service stations in northern China, where the two companies are already partners in the Dalian refinery.

Beginning in April 2005, Total began selling new high-performance fuels (gasoline and diesel): TOTAL EXCELLIUM. Initially marketed in nearly 300 stations, they will be distributed throughout the Total network by the end of 2005.

Chemicals

     Results

in millions euros	1Q05	1Q04%

Sales	5,518	4,673		+18%

• Base chemicals & polymers	2,587	1,922		+35%
• Specialties	1,568	1,466		+7%
• Arkema	1,360	1,278		+6%
• Corporate Chemicals	3	7		—

Operating income	625	265		+136%

Adjustments affecting operating income	70	65		+8%

Adjusted operating income	555	200		+178%

• Base chemicals & polymers	352	69		+410%
• Specialties	116	119		-3%
• Arkema	89	11		+709%
• Corporate Chemicals	(2)	1		ns

Net operating income	355	169		+110%

Adjustments affecting net operating income	(36)	27		ns

Adjusted net operating income	391	142		+175%

Investments	158	172		-8%

Divestments at selling price	22	19		+16%

Cash flow from operating activities	82	(72)	*	ns

* Includes disbursements related to the Toulouse-AZF reserve of 130 M€.

Sales for the Chemicals segment increased by 18% to 5,518 M€ in the first quarter 2005 from 4,673 M€ in the first quarter 2004.

Adjusted operating income increased sharply to 555 M€ in the first quarter 2005 from 200 M€ in the first quarter 2004. This performance was due mainly to the strong increase in base chemicals which benefited from the rebound in petrochemical margins that began in the second half of 2004. Specialties continued to perform well.

Arkema’s results increased sharply mainly due to improved market conditions and to the positive effects of self-help programs4 that are underway. In the chlorochemicals business unit, Arkema announced a restructuring program at the beginning of the year.

Adjusted net operating income from the Chemicals segment increased to 391 M€ in the first quarter 2005 from 142 M€ in the first quarter 2004.

     Recent highlights

Samsung Total Petrochemicals launched a project to debottleneck the aromatics plant in Daesan, South Korea which is expected to increase capacity by about 25%.

In April 2005, the project to build an ethane cracker at Ras Laffan in Qatar was launched. Total Petrochemicals holds a 22% net interest in this project through its subsidiary Qatofin.

Summary and outlook

The return on average capital employed (ROACE5) for Total for the period April 1, 2004 to March 31, 2005 was 30%. Profitability, as measured by ROACE, increased in all business segments. The return on equity for the same period was 33%.

The investment program is proceeding according to plan with the priority being Upstream growth as well as increased expenditures for refining.

Total bought back 1.45 million of its shares for 261 M€ in April 2005, raising the total bought back since the beginning of the year to slightly more than 1% of the share capital.

Since the beginning of the second quarter 2005, the oil market environment has remained favorable with high oil prices and refining margins. Despite compression in petrochemical margins, the Chemicals segment continues to benefit from a relatively favorable environment.

Forward-looking statements

This document may contain statements regarding our assumptions, projections, expectations, intentions or beliefs about future events. These statements are intended as “Forward-Looking Statements” under the Private Securities Litigation Reform Act of 1995. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes” or similar expressions. In particular, forward-looking statements include (i) certain statements with regard to management aims and objectives, planned expansion, investment or other projects, expected or targeted production volume, capacity or rate, the date or period in which production is scheduled or expected to come on stream or a project or action is scheduled or expected to be completed, (ii) the statements with respect to the Group’s dividend policy, the manner in which the Group uses cash surpluses, the cost savings target of the Group, return on average capital employed, production targets, breakeven points, targeted performance improvements and effect on pre-tax results, and levels of annual investment and (iii) the statements with regard to trends in the trading environment, oil and gas prices, refining, marketing and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operations, liquidity or financial position. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including:

•	Future levels of industry product supply, demand and pricing;
•	Political instability, including international armed conflict, and economic growth in relevant areas of the world;
•	Development and use of new technology and successful partnering;
•	The actions of competitors;
•	Natural disasters and other changes in business conditions;
•	Wars and acts of terrorism or sabotage;
•	Other factors discussed under “Risk Factors”, “Item 4 — Information on the Company — Other Matters”, “Item 5 — Operating and Financial Review and Prospects” and “Cautionary Statement Concerning Forward-Looking Statements” in our Annual Report on Form 20-F for the year ended December 31, 2004.

[4]	Self-help programs include (i) synergies from the combinations between Total, Petrofina and Elf Aquitaine, (ii) productivity gains and (iii) positive impact from volume growth.
[5]	ROACE = net operating income divided by the average capital employed between the beginning and the end of the period.

Operating information by segment
First quarter 2005

Upstream

Combined production by region (kboe/d)	1Q05	1Q04%

Europe	830	891	-7%
Africa	804	796	+1%
North America	37	65	-43%
Far East	256	244	+5%
Middle East	394	419	-6%
South America	232	210	+10%
Rest of world	9	8	+13%

Total	2,562	2,633	-3%

Liquids production by region (kb/d)	1Q05	1Q04%

Europe	415	448	-7%
Africa	720	723	—
North America	6	16	-63%
Far East	30	32	-6%
Middle East	339	362	-6%
South America	139	134	+4%
Rest of world	8	8	—

Total	1,657	1,723	-4%

Gas production by region (Mcfd)	1Q05	1Q04%

Europe	2,258	2,413	-6%
Africa	450	391	+15%
North America	165	259	-36%
Far East	1,257	1,179	+7%
Middle East	296	302	-2%
South America	517	407	+27%
Rest of world	2	—	ns

Total	4,945	4,951	—

Downstream

Refined product sales by region (kb/d)*	1Q05	1Q04%

Europe	2,858	2,794	+2%
Africa	318	280	+14%
United States	591	580	+2%
Rest of world	223	188	+19%

Total	3,990	3,842	+4%

* Includes equity share in Cepsa and trading.

TOTAL
FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

	First quarter	First quarter
Amounts in millions of euros (1)	2005	2004
	(unaudited)	(unaudited)

Sales	31,739	26,975
Excise taxes	(5,051)	(5,190)
Revenues from sales	26,688	21,785

Cost of goods sold and inventory variation	(14,877)	(12,039)
Other operating expenses	(4,435)	(4,732)
Unsuccessful exploration costs	(72)	(73)
Depreciation, depletion, and amortization of tangible assets	(1,191)	(1,232)

Operating income
Corporate	(65)	(115)
Business segments	6,178	3,824

Total operating income	6,113	3,709

Other income	4	74
Other expense	(172)	(97)

Financial charge on debt	(254)	(153)
Financial income on cash and cash equivalents and equity securities	184	105
Cost of net debt	(70)	(48)

Other financial income	88	64
Other financial expense	(66)	(46)
Income taxes	(2,899)	(1,797)
Equity in income (loss) of affiliates	295	292

Consolidated net income	3,293	2,151

Group share	3,208	2,090
Minority interests and dividends on subsidiaries’ redeemable preferred shares	85	61

Earnings per share (euros)	5.38	3.41

(1) Except for earnings per share.

CONSOLIDATED BALANCE SHEET

	Amounts in millions of euros
	March 31, 2005	December 31, 2004	March 31, 2004
	(unaudited)		(unaudited)

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	3,274	3,176	3,536
Property, plant, and equipment, net	36,184	34,906	35,505
Equity affiliates : investments and loans	11,298	10,680	8,186
Other investments	1,156	1,198	1,276
Other non-current assets	2,033	2,351	2,455

Total non-current assets	53,945	52,311	50,958

CURRENT ASSETS
Inventories, net	10,459	9,264	7,837
Accounts receivable, net	16,593	14,025	14,278
Prepaid expenses and other current assets	5,258	5,314	4,727
Cash and cash equivalents	12,548	3,860	16,190

Total current assets	44,858	32,463	43,032

TOTAL ASSETS	98,803	84,774	93,990

LIABILITIES & SHAREHOLDERS’ EQUITY
EQUITY
Common shares	6,358	6,350	6,497
Paid-in surplus and retained earnings	35,023	31,717	29,546
Cumulative translation adjustment	(481)	(1,429)	616
Treasury shares	(5,848)	(5,030)	(5,236)

SHAREHOLDERS’ EQUITY — GROUP SHARE	35,052	31,608	31,423

Minority interest and subsidiaries’ redeemable preferred shares	846	810	1,144

TOTAL EQUITY	35,898	32,418	32,567

LONG-TERM LIABILITIES
Deferred income taxes	6,700	6,402	6,025
Employee benefits	3,592	3,607	3,892
Other liabilities	6,497	6,274	6,228

Total long-term liabilities	16,789	16,283	16,145

LONG-TERM DEBT	10,795	9,773	11,050

CURRENT LIABILITIES
Accounts payable	13,080	11,672	11,202
Other creditors and accrued liabilities	12,529	11,148	10,901
Short-term borrowings and bank overdrafts	9,712	3,480	12,125

Total current liabilities	35,321	26,300	34,228

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	98,803	84,774	93,990

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts in millions of euros	First quarter	First quarter
	2005	2004
	(unaudited)	(unaudited)

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,293	2,151
Depreciation, depletion, and amortization	1,243	1,276

Long-term liabilities, valuation allowances, and deferred taxes	549	77
Impact of coverage of pension benefit plans	—	—
Unsuccessful exploration costs	72	73
(Gains)/Losses on sales of assets	(4)	(74)
Equity in income of affiliates (in excess of)/less than dividends received	(195)	(245)
Other changes, net	11	70

Cash flow from operating activities before changes in working capital	4,969	3,328
(Increase)/Decrease in operating assets and liabilities	(932)	781

CASH FLOW FROM OPERATING ACTIVITIES (1)	4,037	4,109

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant, and equipment additions	(1,513)	(1,295)
Exploration expenditures charged to expenses	(71)	(73)
Acquisitions of subsidiaries, net of cash acquired	—	—
Investments in equity affiliates and other securities	(15)	(31)
Increase in long-term loans	(185)	(238)

Investments	(1,784)	(1,637)
Proceeds from sale of intangible assets and property, plant, and equipment	14	74
Proceeds from sale of subsidiaries, net of cash sold	11	1
Proceeds from sale of non-current investments	5	26
Repayment of long-term loans	183	81

Total divestitures	213	182
(Increase)/Decrease in short-term investments	—	12

CASH FLOW USED IN INVESTING ACTIVITIES	(1,571)	(1,443)

CASH FLOW FROM FINANCING ACTIVITIES

Issuance and repayment of shares:
Parent company’s shareholders	—	—
Purchase of treasury shares	(808)	(633)
Minority shareholders	62	39
Subsidiaries’ redeemable preferred shares	(38)	—
Cash dividends paid:
- Parent company’s shareholders	(1)	—
- Minority shareholders	(28)	(4)
Net issuance/(repayment) of long-term debt	689	1,225
Increase/(Decrease) in short-term borrowings and bank overdrafts	5,952	7,661
Other changes, net	(1)	(1)

CASH FLOW FROM FINANCING ACTIVITIES	5,827	8,287

Net increase/decrease in cash and cash equivalents	8,293	10,953
Effect of exchange rates and changes in reporting entity on cash and cash equivalents	395	386
Cash and cash equivalents at the beginning of the period	3,860	4,836

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	12,548	16,175

(1) Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 10 million euros for the first quarter 2005 and 130 million euros for the first quarter 2004.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY
(unaudited)

			Paid-in
			surplus	Cumulative
	Common		and	translation				Subsidiaries’	Minority
	shares issued		retained	adjustment	Treasury shares		Shareholders’	redeemable	interest	Total
			earnings				equity	preferred		equity
(Amounts in millions of euros)	Number	Amount			Number	Amount		shares

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466
IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)
As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Cash dividend	—	—	—	—	—	—	—	—	(4)	(4)
Net income for the first quarter	—	—	2,090	—	—	—	2,090	1	60	2,151
Issuance of shares	622,573	6	33	—	—	—	39	—	—	39
Purchase of treasury shares	—	—	—	—	(4,300,000)	(633)	(633)	—	—	(633)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	3	—	127,399	10	13	—	—	13
Translation adjustments	—	—	—	616	—	—	616	13	24	653
Other (2)	—	—	60	—	—	—	60	—	(29)	31
As of March 31, 2004 (IFRS)	649,740,809	6,497	29,546	616	(41,284,706)	(5,236)	31,423	410	734	32,567

Cash dividend	—	—	(4,293)	—	—	—	(4,293)	—	(203)	(4,496)
Net income from April 1, 2004 to December 31, 2004	—	—	8,778	—	—	—	8,778	6	214	8,998
Issuance of shares	5,148,231	52	445	—	—	—	497	—	—	497
Purchase of treasury shares	—	—	—	—	(18,250,000)	(2,921)	(2,921)	—	—	(2,921)
Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—		—	—
Sale of treasury shares (1)	—	—	11	—	588,287	51	62	—	—	62
Translation adjustments	—	—	—	(2,045)	—	—	(2,045)	(28)	(43)	(2116)
Other (2)	—	—	107	—	—	—	107	(241)	(39)	(173)
As of December 31, 2004 (IFRS)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Cash dividend	—	—	—	—	—	—	—	—	(28)	(28)
Net income for the first quarter	—	—	3,208	—	—	—	3,208	1	84	3,293
Issuance of shares	821,475	8	55	—	—	—	63	—	—	63
Purchase of treasury shares	—	—	—	—	(4,870,000)	(847)	(847)	—	—	(847)
Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	10	—	321,340	29	39	—	—	39
Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(38)	—	(38)
Translation adjustments	—	—	—	948	—	—	948	7	19	974
Other (2)	—	—	33	—	—	—	33	—	(9)	24
As of March 31, 2005	635,836,583	6,358	35,023	(481)	(43,621,147)	(5,848)	35,052	117	729	35,898

(1) Treasury shares related to the stock option purchase plans.
(2) Mainly due to the charge related to stock options.

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FIRST THREE MONTHS OF 2005
(unaudited)

I.	ACCOUNTING POLICIES

The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) have been prepared in accordance with IFRS (International Financial Reporting Standards), adopted with effect from January 1, 2005, and applicable at year-end closing (December 31, 2005). Financial information presented in this document has been prepared on the basis of IFRS adopted thus far as well as those subject to approval by the European Commission.

The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and are covered by IFRS 1, First-Time Adoption of IFRS, because they are part of the period covered by the Group’s first IFRS financial statements for the year ended December 31, 2005.

IFRS accounting principles differ in some areas from the standards previously applied by the Group. Descriptions of the effect of the transition to IFRS on the net equity and the results of the Group appear in the Annual Report on Form 20-F for the year ended December 31, 2004.

Accounting policies have been applied consistently for each of the presented periods.

II.	CHANGES IN THE GROUP STRUCTURE

There were no major changes in the Group structure during the first three months of 2005.

TOTAL

Notes to the consolidated financial statements for the first three months of 2005

III.	ADJUSTMENT ITEMS

The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.

Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. Special items affecting operating income and net income include principally restructuring charges, asset impairment charges, gains or losses on sales of assets and other items.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-in, First-out) method and other inventories using the weighted-average cost method. However, the Group continues to present the results of its Downstream segment on an as adjusted basis using the replacement cost method and those of its Chemicals segment on an as adjusted basis using the LIFO (Last-in, First-out) method in order to ensure the comparability of the Group’s results with those of its leading competitors, particularly those that are North American. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO methods.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items.

ADJUSTMENTS TO OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Total

First quarter 2005	Inventory valuation effect	—	652	70	722

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	—	—

	Other items	—	—	—	—

Total		—	652	70	722

First quarter 2004	Inventory valuation effect	—	183	65	248

	Restructuring charges	—	—	—	—

	Asset impairment charges	—	—	—	—

	Other items	—	—	—	—

Total		—	183	65	248

ADJUSTMENTS TO NET OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Total

First quarter 2005	Inventory valuation effect	—	449	47	496

	Restructuring charges	—	—	(83)	(83)

	Asset impairment charges	—	—	—	—

	Gains (losses) on sales of assets	—	—	—	—

	Toulouse - AZF plant explosion	—	—	—	—

	Other items	—	—	—	—

Total		—	449	(36)	413

First quarter 2004	Inventory valuation effect	—	117	44	161

	Restructuring charges	—	—	(17)	(17)

	Asset impairment charges	—	—	—	—

	Gains (losses) on sales of assets	—	—	—	—

	Other items	—	—	—	—

Total		—	117	27	144

TOTAL

Notes to the consolidated financial statements for the first three months of 2005

IV.	SHAREHOLDERS’ EQUITY

Shares held by the parent company, TOTAL S.A.

As of March 31, 2005, TOTAL S.A. held 18,538,330 of its own shares, representing 2.92% of its share capital, detailed as follows:

–	9,312,262 shares allocated to covering share purchase option plans for Company employees;

–	9,226,068 shares purchased for cancellation, of which 4,356,068 shares were purchased in November and December 2004, and 4,870,000 during the first quarter of 2005, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 14, 2004.

These 18,538,330 shares are deducted from the consolidated shareholders’ equity.

Shares held by the subsidiaries

As of March 31, 2005, TOTAL S.A. held indirectly through its subsidiaries 25,082,817 of its own shares, representing 3.95% of its share capital:

–	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments;

–	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval.

These 25,082,817 shares are deducted from the consolidated shareholders’ equity.

V.	SUBSIDIARIES’ REDEEMABLE PREFERRED SHARES

There were no operations on these preferred shares during the first three months of 2005.

VI.	LONG-TERM DEBT

The Group has issued debenture loans through its subsidiary Total Capital during the first three months of 2005:

–	Debenture 4% 2005-2011 (100 million CAD)
–	Debenture 5.75% 2005-2011 (100 million AUD)
–	Debenture 3.5% 2005-2009 (50 million USD)
–	Debenture 2.135% 2005-2012 (300 million CHF)
–	Debenture 3.25% 2005-2012 (300 million EUR)

The Group has reimbursed debenture loans during the three first months of 2005:

–	Debenture 6.875% 2000-2005 (150 million GBP)
–	Debenture 8.2% 1995-2005 (500 million FRF)

In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

TOTAL

Notes to the consolidated financial statements for the first three months of 2005

VII.	INFORMATION BY BUSINESS SEGMENT

BUSINESS SEGMENT INFORMATION
(unaudited)

Amounts in millions of euros
First quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	4,805	21,416	5,518	—		31,739
Intersegment sales	4,226	1,029	352	58	(5,665)	—
Excise taxes	—	(5051)	—	—		(5,051)

Revenues from sales	9,031	17,394	5,870	58	(5,665)	26,688

Operating expenses	(4,266)	(15,600)	(5,069)	(114)	5,665	(19,384)
Depreciation, depletion, and amortization of tangible assets	(755)	(251)	(176)	(9)		(1,191)

Operating income	4,010	1,543	625	(65)	—	6,113

Equity in income (loss) of affiliates and other items	77	115	(106)	63		149
Tax on net operating income	(2,279)	(530)	(164)	51		(2,922)

Net operating income	1,808	1,128	355	49		3,340

Net cost of net debt						(47)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(85)

Net income						3,208

First quarter 2005	Upstream	Downstream	Chemicals
(adjustments) (*)

Operating charges (1)	—	652	70
Depreciation, depletion, and amortization of tangible assets	—	—	—

Operating income	—	652	70

Equity in income (loss) of affiliates and other items (1)	—	13	(125)
Tax on net operating income	—	(215)	19

Net operating income	—	450	(36)

(*) Adjustments include special items, inventory valuation effect and Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	652	70
On net operating income	—	450	47

First quarter 2005	Upstream	Downstream	Chemicals
(adjusted)

Operating expenses	(4,266)	(16,252)	(5,139)
Depreciation, depletion, and amortization of tangible assets	(755)	(251)	(176)

Adjusted operating income	4,010	891	555

Equity in income (loss) of affiliates and other items	77	102	19
Tax on net operating income	(2,279)	(315)	(183)

Adjusted net operating income	1,808	678	391

First quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,363	217	158	46		1,784
Divestitures at selling price	128	45	22	18		213
Cash flow from operating activities (3)	2,188	1,689	82	78		4,037

(3) In the Chemicals segment, this figure amounts to 92 million euros excluding 10 million euros paid relating to the Toulouse AZF plant explosion.

TOTAL

Notes to the consolidated financial statements for the first three months of 2005

BUSINESS SEGMENT INFORMATION
(unaudited)

Amounts in millions of euros
First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,639	18,652	4,673	11		26,975
Intersegment sales	3,062	579	142	41	(3,824)	—
Excise taxes	—	(5,190)	—	—		(5,190)

Revenues from sales	6,701	14,041	4,815	52	(3,824)	21,785

Operating expenses	(3,107)	(13,057)	(4,345)	(159)	3824	(16,844)
Depreciation, depletion, and amortization of tangible assets	(771)	(248)	(205)	(8)		(1,232)

Operating income	2,823	736	265	(115)		3,709

Equity in income (loss) of affiliates and other items	118	37	(18)	150		287
Tax on net operating income	(1,542)	(228)	(78)	39		(1,809)

Net operating income	1,399	545	169	74		2,187

Net cost of net debt						(36)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(61)

Net income						2,090

First quarter 2004
(adjustments) (*)	Upstream	Downstream	Chemicals

Operating charges (1)	—	183	65
Depreciation, depletion, and amortization of tangible assets	—	—	—

Operating income	—	183	65

Equity in income (loss) of affiliates and other items (1)	—	(3)	(25)
Tax on net operating income	—	(60)	(13)

Net operating income	—	120	27

(*) Adjustments include special items, inventory valuation effect and Total’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	183	65
On net operating income	—	120	44

First quarter 2004
(adjusted)	Upstream	Downstream	Chemicals

Operating expenses	(3,107)	(13,240)	(4,410)
Depreciation, depletion, and amortization of tangible assets	(771)	(248)	(205)

Adjusted operating income	2823	553	200

Equity in income (loss) of affiliates and other items	118	40	7
Tax on net operating income	(1,542)	(168)	(65)

Adjusted net operating income	1,399	425	142

First quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,214	240	172	11		1,637
Divestitures at selling price	99	43	19	21		182
Cash flow from operating activities (3)	2,332	1,724	(72)	125		4,109

(3) In the Chemicals segment, this figure amounts to 58 million euros excluding 130 million euros paid relating to the Toulouse AZF plant explosion.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: June 17, 2005	By:		/s/ Charles Paris de Bollardière

		Name:	Charles PARIS de BOLLARDIERE
		Title:	Treasurer